FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of
JULY 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim

67082 Strasbourg Cedex

France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                ).

Enclosure:                                        Press release dated July 1st, 2004: Transgene manufactures clinical lots of HIV vaccine candidates for the Eurovac project

CONTACT:

Transgene	Cohn & Wolfe	Image 7
Michel Hubert	Michael Long	Estelle Guillot-Tantay / Laurence Heilbronn
VP Business Development + 33 (0) 3 88 27 91 12	+ 1 (212) 798 9775	+ 33 (0) 1 53 70 74 93 + 33 (0) 1 53 70 74 64

TRANSGENE MANUFACTURES CLINICAL LOTS OF HIV VACCINE CANDIDATES FOR THE EUROVAC PROJECT

Strasbourg, France, July 1st, 2004 – Transgene (Nasdaq: TRGNY; Nouveau Marché: FR0005175080) today announced that it manufactured clinical lots of HIV vaccine candidates in the frame of EUROVAC (European Vaccine Effort against HIV/AIDS), a European cluster of 21 laboratories, funded since 2000 by the European Union under the 5th Framework Programme.

Partners of EUROVAC, the Karolinska Institutet and Aventis Pasteur, recognizing Transgene’s know-how in the field of recombinant vaccines production, selected the company to produce clinical lots of NYVAC-based vaccines carrying genes of HIV-1. Production was completed in Transgene’s manufacturing facility located near Strasbourg, through adaptation of its own MVA manufacturing process to the production of NYVAC-based products. NYVAC and MVA are both attenuated strains of the vaccinia virus.

“We are very proud of the confidence put in us by the Karolinska Institutet, EUROVAC and Aventis Pasteur for our manufacturing capabilities of recombinant vaccines,” stated Jean-François Carmier, Chief Executive Officer of Transgene. “We believe manufacturing contracts add value to our expertise, while contributing to reducing our burn rate.”

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus and poxvirus.

This press release contains forward-looking statements, including statements regarding Transgene manufacturing capabilities. Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions, including Transgene’s expectations related to the reproducibility in humans of the preclinical results, progress in the clinical trials and Transgene’s belief as to the potential to successfully manufacture products for the effective treatment of illness.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene’s clinical trials may not produce results sufficient to justify further product development, Transgene may not have sufficient resources to complete the research, manufacturing and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, Transgene may not be able to successfully enforce the intellectual property rights in all jurisdictions relating to its product candidates and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2003 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tél : + 33 03 88 27 91 00  Fax : + 33 03 88 27 91 11

www.transgene.fr

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date	July 1st, 2004	Transgene S.A.

		By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer